LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

September 26, 2025

VIA EDGAR TRANSMISSION

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Listed Funds Trust (the “Trust”)
Securities Act Registration No. 333-215588
Investment Company Act Reg. No. 811-23226
Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust, on behalf of its series, Roundhill Video Games ETF (collectively the “Funds”), respectfully requests withdrawal of Form 497 to the Trust’s Registration Statement on Form N-1A (“497”), which was inadvertently filed today prior to completion. The Trust will follow up with a revised 497 filing.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of the 497 filing set forth above has been signed by the Secretary of the Trust on this 26th day of September 2025.

If you have any questions or require further information, please contact the undersigned at 608-716-8890 or chad.fickett@usbank.com.

Sincerely,

/s/ Chad Fickett
Chad Fickett
Secretary